Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statement of Earnings	$29,005	$27,124	$26,264	$24,758	$21,629

Federal and State Income Taxes included in Operations	17,537	15,354	15,456	13,995	12,652

Interest on Long-Term Debt	21,468	21,534	21,692	20,301	19,907

Amortization of Debt Discount Expense	343	315	299	286	302

Other Interest	3,676	1,966	1,763	1,661	1,737

Total	$72,029	$66,293	$65,474	$61,001	$56,227

Fixed Charges:

Interest of Long-Term Debt	$21,468	$21,534	$21,692	$20,301	$19,907

Amortization of Debt Discount Expense	343	315	299	286	302

Other Interest	3,676	1,966	1,763	1,661	1,737

Pre-tax Preferred Stock Dividend Requirements	18	17	19	22	22

Total	$25,505	$23,832	$23,773	$22,270	$21,968

Ratio of Earnings to Fixed Charges	2.82	2.78	2.75	2.74	2.56